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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 11-K

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act
                             of 1934 [ fee required]

                    For the fiscal year end December 31, 2001

                                       OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act
                           of 1934 [no fee required]

For the transition period from ______ to ______ Commission file number ______

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                  Genesis Health Ventures, Inc. Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Genesis Health Ventures, Inc.
                              101 East State Street
                            Kennett Square, PA 19348
                                 (610) 444-6350

Genesis Health Ventures, Inc. Retirement Plan Financial Statements, Supplemental Schedule and Exhibits as of December 31, 2001 and 2000 and for the year ended December 31, 2001.

The following plan financial statements, schedules and reports, have been prepared in accordance with the financial reporting requirements of ERISA.


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                                                                        Page No.

Items 1 - 3:      Not applicable under ERISA filing.

Item 4:           Financial Statements and Exhibits.
                  Index to Financial Statements                               2

                  Signature Page                                             11

                  Index to Exhibits                                          12

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                          GENESIS HEALTH VENTURES, INC.
                                 RETIREMENT PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

Independent Auditors' Report
The Pension Committee and the Participants
Genesis Health Ventures, Inc. Retirement Plan:


We were engaged to audit the accompanying statements of net assets available for plan benefits of the Genesis Health Ventures, Inc. Retirement Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                                   /s/ KPMG LLP





June 25, 2002

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                         GENESIS HEALTH VENTURES, INC.
                                RETIREMENT PLAN

             Statements of Net Assets Available for Plan Benefits

                          December 31, 2001 and 2000


                                                       2001              2000
                                                   ------------     ------------
Assets:
     Cash                                          $         --            4,048
     Investments, at fair value                     180,362,747      203,595,550
     Employer matching receivable                     6,211,685        5,955,149
     Employee contribution receivable                 1,958,329        2,206,251
     Loans to participants                            5,786,895        5,386,170
                                                   ------------     ------------
                 Total assets                       194,319,656      217,147,168
                                                   ------------     ------------
Liabilities:
     Due to administrator                                49,162           88,380
                                                   ------------     ------------
                 Total liabilities                       49,162           88,380
                                                   ------------     ------------
Net assets available for plan benefits             $194,270,494      217,058,788
                                                   ============     ============


See accompanying notes to financial statements.

                          GENESIS HEALTH VENTURES, INC.
                                 RETIREMENT PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 2001


Additions:
     Contributions:
        Employees                                                 $  29,014,037
        Employer                                                      6,211,685
        Rollovers                                                       415,454
     Interest income and dividends                                    1,730,891
     Transfers from other plans (note 1)                                386,783
                                                                  -------------
                 Total additions                                     37,758,850
                                                                  -------------
Deductions:
     Administrative expenses                                          1,037,546
     Distributions and other                                         28,810,187
     Net depreciation in fair value of investments                   30,699,411
                                                                  -------------
                 Total deductions                                    60,547,144
                                                                  -------------
                 Net decrease                                       (22,788,294)
Net assets:
     Beginning of year                                              217,058,788
                                                                  -------------
     End of year                                                  $ 194,270,494
                                                                  =============


See accompanying notes to financial statements.

(1)    Description of the Plan

       The following description of the Genesis Health Ventures, Inc. Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a)    General

              The Plan is for the benefit of all employees of Genesis Health Ventures, Inc. (the Company) who complete 12 consecutive months during which they have been credited with at least 1,000 hours of service in their first year or any calendar year thereafter, and who have not been employed under the terms and conditions of a collective bargaining agreement. The Plan was adopted on January 1, 1989, and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(k) of the Internal Revenue Code.

              In October 2001, the Respiratory Health Services 401(k) Plan was merged into the Plan as a result of an acquisition made by a subsidiary of the Company. Total assets transferred from the Respiratory Health Services 401(k) Plan were $386,783.

              On October 2, 2001, the Company consummated a plan of reorganization (the Reorganization Plan) under Chapter 11 of the Bankruptcy Code pursuant to a September 20, 2001 order entered by the Bankruptcy Court approving the Reorganization Plan proposed by the Company.

       (b)    Contributions

              Eligible employees may make a voluntary, tax-deferred annual contribution of up to $10,500 to the Plan for the years ended December 31, 2001 and 2000. This figure is adjusted annually for inflation as provided under the Internal Revenue Code. Each plan year, the board of directors of the Company may fix the proportionate contribution at any level, and intends to announce the level of such contributions in advance of each plan year. During the year ended December 31, 2001, the Company contributed amounts on behalf of each participant as follows:

              For one to six years of service - 50% of the individual's contribution, limited to 1% of the employee's annual salary.

              For seven years or more of service - 75% of the individual's contribution, limited to 3% of the employee's annual salary.

              The Company may also elect to make an additional profit-sharing contribution to the Plan. Such contribution is a discretionary contribution, subject to approval by the Company's board of directors. The Company did not elect to make any profit-sharing contributions for the year ended December 31, 2001.

              In order for a participant to share in the employer's matching and/or profit-sharing contributions for any plan year, the participant must have met one of the following conditions during the plan year to be considered an "active participant":

              (a)   Remained employed on the last day of the plan year;
              (b)   Retired;
              (c)   Died; or
              (d)   Became disabled.

              In addition, a participant is also required to have a minimum of 1,000 hours of service in the plan year to share in profit-sharing contributions.

       (c)    Forfeitures

              Forfeitures of nonvested Company contributions are used to offset such future contributions.

       (d)    Participant Accounts

              Participants have a nonforfeitable interest in their contributions at all times, although there are certain restrictions and options on withdrawals. The participants' vested interest in their accounts under the Plan as it is attributable to employer matching contributions and employer profit-sharing contributions is as follows:

                                                                       Vested
                                    Years of service                 percentage
              ---------------------------------------------------    ----------
              Fewer than five years                                     None
              Five years or more                                        100%
              Attainment of age 65, death, or disability while
                 in the employ of the Company                           100%

              The Plan provides for modification of the vesting schedule to 100% after three or more years of service in certain situations.

       (e)    Payment of Benefits

              Normal and deferred retirement benefits, disability benefits, and vested benefits are generally distributed as a single sum. A participant may request that normal retirement benefits be distributed in approximately equal installments over a period of years not to exceed the life expectancy of the participant and the participant's designated beneficiary.

       (f)    Investment Income

              Unrealized appreciation (depreciation) of the Federated Capital Preservation Fund, Janus Fund, Janus Adviser Worldwide Fund, First Union Diversified Bond Group Trust Fund, Vanguard Wellington Fund, Evergreen Growth and Income Fund, MFS Capital Opportunities Fund, MFS New Discovery Fund, and First Union Enhanced Stock Market Fund is determined based upon quoted market values. Dividends in the Federated Capital Preservation Fund are reinvested. Dividends, interest income, and capital gains (losses) in the Janus Fund, Janus Adviser Worldwide Fund, First Union Diversified Bond Group Trust Fund, Vanguard Wellington Fund, Evergreen Growth and Income Fund, MFS Capital Opportunities Fund, MFS New Discovery Fund, and First Union Enhanced Stock Market Fund are reinvested. Such amounts are added to or deducted from the participants' accounts based on the terms of the Plan and are treated as net appreciation (depreciation) in the fair value of investments in the accompanying statement of changes in net assets available for plan benefits.

(2)    Summary of Significant Accounting Policies

       The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

       (a)    Administrative Expenses

              Administrative expenses incurred in the operation of the Plan are paid by the Plan.

       (b)    Investments

              Investments are valued at fair value. Investments in the Federated Capital Preservation Fund, Janus Fund, Janus Adviser Worldwide Fund, First Union Diversified Bond Group Trust Fund, Vanguard Wellington Fund, Evergreen Growth and Income Fund, MFS Capital Opportunities Fund, MFS New Discovery Fund, and First Union Enhanced Stock Market Fund are valued at the respective mutual funds' net asset value.

       (c)    Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(3)    Investments

       A participant may direct contributions in any of the following investment options in increments of 1%:

       Federated Capital Preservation Fund invests primarily in guaranteed investment contracts.

       Janus Fund invests primarily in large-cap equity funds.

       Janus Adviser Worldwide Fund invests primarily in common stocks of foreign and domestic companies.

       First Union Diversified Bond Group Trust Fund invests in full maturity bonds.

       Vanguard Wellington Fund invests in a balance of equities and fixed income securities.

       MFS Capital Opportunities Fund invests in large- and mid-cap equity funds.

       MFS New Discovery Fund invests in small-cap equity funds.

       First Union Enhanced Stock Market Fund invests in large-cap equity index funds.

       The Genesis Stock Fund was discontinued as an investment option on June 5, 2000.

       The following presents the investment balances at December 31, 2001 and 2000:

                                                                     2001           2000
                                                                 ------------    -----------
        Genesis      Genesis Health Ventures, Inc. Stock Fund    $         --         48,872
        Federated    Capital Preservation Fund*                    35,674,142     31,658,660
        Janus        Janus Fund*                                   53,601,529     82,146,368
        Janus        Janus Adviser Worldwide Fund*                 31,299,052     44,411,947
        First Union  Diversified Bond Group Trust Fund*            17,664,265     11,407,104
        Vanguard     Vanguard Wellington Fund*                     24,803,789     16,121,713
        Evergreen    Evergreen Growth and Income Fund                      --      3,440,927
        First Union  Enhanced Stock Market Fund*                   12,320,965     14,359,959
        MFS          Capital Opportunities Fund                     4,128,982             --
        MFS          New Discovery Fund                               870,023             --
                                                                 ------------    -----------
                                                                 $180,362,747    203,595,550
                                                                 ============    ===========

       *Represents 5% or more of the Plan's net assets.

       During 2001, the Plan's investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $30,699,411.

(4)    Forfeitures

       The total of nonvested forfeiture accounts used to reduce employer contributions for 2001 and 2000 was $842,509 and $518,392, respectively. As of December 31, 2001, there are no forfeiture accounts available for the reduction of future employer contributions.

(5)    Federal Income Tax

       The Internal Revenue Service has determined that the Plan is designed in accordance with applicable sections of the Internal Revenue Code and thus is a qualified plan for federal income tax purposes. The Company believes the Plan, as amended, continues to operate and qualify as designed.

(6)    Plan Termination

       Although it has not expressed any intent to do so, the Company reserves the right to amend, suspend, and/or terminate the Plan at any time. Upon termination, all participants will become fully vested in the amounts standing to their credit under the Plan.

(7)    Loan Fund

       Participants are able to borrow up to 50% of their vested balance with a minimum loan of $1,000 and a maximum loan of $50,000. Such loans are generally repaid through payroll deductions over a period not to exceed five years and bear interest at prime rate at the date of the loan. Only one loan outstanding at a time is permitted. Prior plans merged into the Plan permitted multiple loans, which were grandfathered into the Plan.

(8)    Party-in-Interest Transactions

       Plan investments in the First Union Diversified Bond Group Trust Fund and the First Union Enhanced Stock Market Fund are shares of mutual funds managed by First Union, the trustee, as defined by the Plan and therefore these transactions qualify as party-in-interest transactions.

       The Plan incurred $1,037,546 of administrative fees for First Union's trustee and record-keeping services. These transactions qualify as party-in-interest transactions.

                                                                      Schedule 1

                          GENESIS HEALTH VENTURES, INC.
                                 RETIREMENT PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2001

                                                                              Fair
                             Description                                      value
------------------------------------------------------------------------- ------------
Mutual funds:
     Federated Capital Preservation Fund                                  $ 35,674,142
     Janus Fund                                                             53,601,529
     Janus Adviser Worldwide Fund                                           31,299,052
     First Union Diversified Bond Group Trust Fund*                         17,664,265
     Vanguard Wellington Fund                                               24,803,789
     First Union Enhanced Stock Market Fund*                                12,320,965
     MFS Capital Opportunities Fund                                          4,128,982
     MFS New Discovery Fund                                                    870,023
Loans to participants (interest rates range from 4.93% to 12.5%)*            5,786,895
                                                                          ------------
Total investments                                                         $186,149,642
                                                                          ============


* Represents a party-in-interest.


See accompanying independent auditors' report.

                                   SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

                                   GENESIS HEALTH VENTURES, INC RETIREMENT PLAN
                                                                  (Name of Plan)



                                           By:  /S/ James W. Tabak
                                             ----------------------------------
                                           James W. Tabak, Sr. Vice President,
                                           Human Resources

Date:  July 1, 2002

                                  EXHIBIT INDEX

Item
----

23       Consent of Independent Auditors